FORM 6-K

          SECURITIES AND EXCHANGE COMMISSION

               Washington, D.C.  20549

               Report of Foreign Issuer
       Pursuant to Rule 13a - 16 or 15d - 16 of
         the Securities Exchange Act of 1934

              For the month of May, 2003

             Intertape Polymer Group Inc.

               110E Montee de Liesse
        St. Laurent, Quebec, Canada, H4T 1N4

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F                       Form 40-F      X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                             No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______]


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            INTERTAPE POLYMER GROUP INC.



Date:  May 16, 2003         By:  /s/Andrew M. Archibald
                                 Chief Financial Officer,
                                 Secretary, Vice President,
                                 Administration

2003
First Quarterly Report


[LOGO]

REVIEW OF OPERATIONS

SALES

Sales for the first quarter of 2003 were $153.6 million, a 4.7% increase over first quarter of 2002 sales of $146.7 million. The sales improvement was driven by an 8.2% increase in unit sales, offset by a 3.5% reduction in selling prices.

The first quarter 2003 sales of $153.6 million were $2.3 million higher than the $151.3 million reported for the fourth quarter of 2002. The Company realized strong unit growth of 7% in non-retail channel products for the quarter. There was a decline in retail channel volume in the first quarter of 2003 compared to the fourth quarter of 2002, consistent with historic seasonality. Prices for the quarter held firm, with the Company experiencing a negligible 0.1% decline in pricing.

For the year, the Company expects revenue growth of approximately 5%.

GROSS PROFIT AND GROSS MARGINS

First quarter 2003 gross profits were $33.8 million, a gross margin of 22.0%. Gross profits for the first quarter of 2002 were $33.4 million, a gross margin of 22.8%. The Company's 22.0% gross margin for the first quarter of 2003 approached the first quarter 2002 level despite a 3.5% decline in selling prices between periods. The Company's cost reduction efforts, including the value-added improvements and FIBC consolidation discussed below have played a part in maintaining gross margins. More recently, the Company has been successful in reflecting raw material price increases in product selling prices.

Gross profits grew by $4.3 million to $33.8 million (22.0%) for the first quarter of 2003 from the fourth quarter 2002 level of $29.5 million (19.5%). The Company improved its value-added percentage between quarters. Value added is the difference between materials costs and selling prices, expressed as a percentage of sales. Several factors contributed to the value-added improvement including:

- The implementation of waste reduction programs at the manufacturing facilities

-     Conversion to lower cost blending formulae for select products

-     Improved production efficiencies

Margins also benefited from the FIBC plant consolidation completed in the fourth quarter of 2002, improved sales mix and selective product price increases.

COST REDUCTIONS

The Company's previously announced cost reduction program of $17.5 million pre-tax is proceeding on schedule and contributed to the earnings gains in the first quarter of 2003. The FIBC plant consolidation completed in the fourth quarter of 2002 will save $3.0 million annually. Effects of the $2.5 million annual savings in selling, general and administrative expenses identified in the fourth quarter of 2002 are also reflected in the first quarter of 2003. Of the remaining $12.0 million in planned cost reductions, it is expected that $6.0 million will benefit 2003 and the full benefit will be realized in 2004.

On April 14, 2003, the Company announced that it will be consolidating three existing regional distribution centers (RDCs) into a new facility in Danville, Virginia, adjacent to existing manufacturing operations. The expected benefits include improved product availability for customers, lower processing costs and enhanced working capital management through increased inventory turns.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative (SG&A) expenses were $22.0 million for the first quarter of 2003 (14.3% of sales) compared to $20.3 million (13.8% of sales) for the first quarter of 2002. The increase in SG&A spending between the first quarter of 2002 and the first quarter of 2003 is due in part to the increased unit sales in the retail channel between quarters. The retail distribution channel carries a substantially higher selling cost structure than sales in non-retail channels.

SG&A expenses decreased to $22.0 million for the first quarter of 2003 (14.3% of sales) as compared to $23.5 million for the fourth quarter of 2002 (15.5% of sales). Of the $1.5 million decrease, $0.7 million was the result of the SG&A cost reductions previously discussed and the balance was attributable to the normal seasonal decline in the retail sector.

OPERATING PROFIT

Operating profits (defined as gross profit less SG&A) were $11.8 million for the first quarter of 2003 and represented 7.7% of sales. Operating profits for the first quarter of 2002 were $13.1 million, representing 8.9% of sales. The higher SG&A costs in the first quarter of 2003 attributable to supporting the more expensive retail distribution channel resulted in lower operating profit dollars and operating profit percentage when compared to the corresponding period in 2002. A slightly lower gross margin in 2003 also contributed to the lower operating profit percentage when comparing first quarters between years.


Operating profits were $11.8 million for the first quarter of 2003 as compared to $6.0 million for the fourth quarter of 2002. As a percent of sales, this represents 7.7% and 4.0% respectively. Operating profits for the first quarter of 2003 were favorably impacted by higher gross margins and the decline in SG&A costs.

FINANCIAL EXPENSES

Financial expenses were $7.7 million for the quarter ended March 2003. Financial expenses for the first quarter of 2002 were $9.0 million.
The 14.3% decrease between the first quarter of 2002 and the first quarter of 2003 is due to $70 million in debt repayments over the course of the last year coupled with improved interest rates. A portion of the debt repayments was funded with the proceeds of a 5.1 million share common stock issue on March 31, 2002. The issue raised $47.4 million, net of issuance costs.

The financial expenses for the quarter ended March 2003 of $7.7 million were comparable to the $7.6 million in financial expenses for the three months ended December 2002.


EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION COSTS
(EBITDA)

EBITDA for the first quarter of 2003 was $17.6 million and EBITDA interest coverage (that is, EBITDA divided by financial expenses) was
2.28 times. EBITDA for the first quarter of 2002 was $18.8 million (EBITDA interest coverage of 2.09 times) and for the fourth quarter of 2002 (adjusted for the impact of the $70 million goodwill impairment) was $13.2 million (EBITDA interest coverage of 1.73 times).

EBITDA and adjusted EBITDA are non-GAAP financial measures that the Company believes enhance the understanding of its ongoing operating results and are used by management and the Company's lenders in evaluating the Company's performance. The Company believes that comparability is improved by excluding the goodwill impairment that occurred in the fourth quarter of 2002.

NET EARNINGS

Net earnings of $2.9 million for the first quarter of 2003 were slightly improved over first quarter 2002 net earnings of $2.8 million. The earnings before income taxes for the first quarter of 2003 and the first quarter of 2002 were both $3.2 million.

Net earnings (loss) for the three month periods ended March 2003 and December 2002 were $2.9 million and $(58.8) million respectively. Adjusted for the $70 million goodwill impairment (and related tax effect of $6.7 million), the fourth quarter of 2002 adjusted net earnings were $4.5 million. The earnings before income taxes for the first quarter 2003 increased by $5.3 million to $3.2 million from an adjusted loss before income taxes of $2.1 million for the fourth quarter 2002. The adjusted loss before income taxes for the fourth quarter 2002 was offset by an adjusted recovery of income taxes of $6.6 million arising from the adjusted loss for the quarter and changes in the estimated effective income tax rate.

Adjusted earnings (loss) is a non-GAAP financial measure that the Company believes enhances the understanding of its ongoing operating results. The Company believes that comparability is improved by excluding the goodwill impairment that occurred in the fourth quarter of 2002.

LIQUIDITY AND CAPITAL RESOURCES

FINANCIAL CONDITION

Working capital requirements increased during the first quarter of 2003 as compared to the fourth quarter of 2002. The increase was anticipated as the Company was building inventories in advance of the annual plant shutdowns and buying in advance of cost increases in key raw materials. Trade receivables increased by $7.0 million as a result of March 2003 being the Company's most successful sales month on record.

Management continues to make reducing working capital a priority. Inventories at March 31, 2003 are $4.0 million less than the levels reported at March 31, 2002. This is largely the result of the Company's investments in RDCs and central planning which allow the Company to fulfill customer orders with a lower level of finished goods investment. The Company continues to refine its RDC strategy. When finalized in late 2003, the RDC consolidation discussed above is expected to generate an additional $4.4 million in working capital savings on comparable sales volume. While trade receivables have increased from $89.0 million at March 31, 2002 to $93.2 million at March 31, 2003, the Company has actually reduced its days sales outstanding over the same period from 53 days to 46 days.

CASH FLOWS

Total debt at March 31, 2003 was $28.7 million less than March 31, 2002 levels. The decrease resulted primarily from repayments of approximately $22.8 million on Facilities B and C of the bank credit agreement. Facility B has been repaid in its entirety. The Company also reduced its borrowings under Facility A of the bank credit agreement by $5.9 million between March 31, 2002 and March 31, 2003.

The Company has scheduled long-term debt repayments of $29.3 million for calendar 2003, including the $5.3 million repaid in the first quarter. The Company expects to fund the required long-term debt repayments with cash flows from operations combined with working capital improvements. Additionally, the Company has sufficient availability under Facility A of its bank credit agreement to accommodate any short-term liquidity requirements.


CREDIT FACILITIES

As a result of the working capital increases during the first quarter of 2003, the Company's overall debt level increased by $3.6 million from December 31, 2002. Bank indebtedness, including Facility A of the Company's bank credit agreement, increased by approximately $8.9 million while long-term debt was reduced by $5.3 million. Over the balance of 2003, the Company expects borrowings under Facility A to return to December 2002 levels.

The Company remains in full compliance with all its financial and other covenants as determined by the Amended and restated Note
Agreement and Bank Credit Agreement.

CAPITAL EXPENDITURES

Capital expenditures for the first quarter of 2003 were $2.5 million, compared to $2.1 million in the fourth quarter of 2002 and $2.8 million in the first quarter of 2002. The Company expects capital expenditures for calendar 2003 to be in the range of $13.0 million to $15.0 million.




Consolidated Earnings
Three month periods ended
(In thousands of US dollars,
except per share amounts)

                                          March 31,           December 31,
                                _________________________     ____________
                                        2003         2002             2002
                                ____________  ___________     ____________
                                           $            $                $
Sales                                153,592      146,737          151,261
Cost of sales                        119,793      113,321          121,764
                                ____________  ___________     ____________
Gross profit                          33,799       33,416           29,497

Selling, general and
  administrative expenses             21,982       20,299           23,462
Impairment of goodwill                                              70,000
Research and development                 894          967              480
Financial expenses                     7,700        8,983            7,621
                                ____________  ___________     ____________
                                      30,576       30,249          101,563
Earnings (loss) before
  income taxes                         3,223        3,167          (72,066)
Income taxes (recovery)                  322          348          (13,292)
                                ____________  ___________     _____________
Net earnings (loss)                    2,901        2,819          (58,774)
                                ____________  ___________     _____________
Earnings (loss) per share
     Basic                              0.09         0.09            (1.74)

     Diluted                            0.09         0.09            (1.74)

Consolidated Retained Earnings
Three month periods ended
(In thousands of US dollars)

                                   March 31,     March 31,     December 31,
                                ____________  ____________     ____________
                                        2003          2002             2002
                                ____________  ____________     ____________
                                           $             $                $
Balance, beginning of period          50,113       104,567          108,887
Net earnings (loss)                    2,901         2,819          (58,774)
                                ____________  ____________     ____________
Balance, end of period                53,014       107,386           50,113
                                ____________  ____________     ____________

Consolidated Balance Sheets

(In thousands of US dollars)


                                          March 31,           December 31,
                                _________________________     ____________
                                        2003         2002             2002
                                ____________  ___________     ____________
                                           $            $                $
ASSETS
Current assets
  Trade receivables, net of
    allowance for doubtful
    accounts of $3,475 ($6,069
    in March 2002, $3,844 in
    December 2002)                    93,221       89,033           86,169
  Other receivables                   10,554       10,549           10,201
  Inventories                         65,732       69,705           60,969
  Parts and supplies                  12,422       11,902           12,377
  Prepaid expenses                     6,784        8,399            7,884
  Future income tax assets             2,397        3,995            2,397
                                ____________  ___________      ___________
                                     191,110      193,583          179,997
Property, plant and equipment        350,955      363,039          351,530
Other assets                          14,518       13,680           13,178
Goodwill                             160,248      227,859          158,639
                                ____________  ___________      ___________
                                     716,831      798,161          703,344

LIABILITIES
Current liabilities
  Bank indebtedness                   17,405       23,313            8,573
  Accounts payable and
    accrued liabilities               81,271       75,058           80,916
  Installments on long-term debt      28,600        7,560           29,268
                                ____________  ___________      ___________
                                     127,276      105,931          118,757
Long-term debt                       278,902      322,687          283,498
Other liabilities                      3,530        3,785            3,550
Future income taxes                    3,654       21,878            4,446
                                ____________  ___________      ___________
                                     413,362      454,281          410,251
                                ____________  ___________      ___________

SHAREHOLDERS' EQUITY
Capital stock and share
  purchase warrants                  239,185      236,872          239,185
Retained earnings                     53,014      107,386           50,113
Accumulated currency
  translation adjustments             11,270         (378)           3,795
                                ____________  ___________      ___________
                                     303,469      343,880          293,093
                                ____________  ___________      ___________
                                     716,831      798,161          703,344



Consolidated Cash Flows
Three month periods ended
(In thousands of US dollars)



                                          March 31,           December 31,
                                _________________________     ____________
                                        2003         2002             2002
                                ____________  ___________     ____________
                                           $            $                $
OPERATING ACTIVITIES
Net earnings (loss)                    2,901        2,819          (58,774)
Non-cash items
  Depreciation and amortization        6,639        6,618            7,647
  Loss on disposal of property,
     plant and equipment                                                30
  Impairment of goodwill                                            70,000
  Future income taxes (recovery)         322          348          (15,723)
                                ____________  ___________     ____________
Cash flows from operations
  before changes in non-cash
  working capital items                9,862        9,785            3,180
                                ____________  ___________     ____________

Changes in non-cash working
  capital items
    Trade receivables                 (6,371)      (2,527)           8,825
    Other receivables                   (218)       3,087            2,531
    Inventories                       (3,847)         953           10,666
    Parts and supplies                   100         (315)            (112)
    Prepaid expenses                   1,147        1,051           (3,177)
    Accounts payable and
      accrued liabilities               (522)     (16,425)           6,922
                                 ____________  ___________     ____________
                                      (9,711)     (14,176)          25,655
                                 ____________  ___________     ____________

Cash flows from operating
  activities                             151       (4,391)          28,835
                                 ____________  ___________     ____________

INVESTING ACTIVITIES

Property, plant and equipment         (2,451)      (2,842)          (2,130)
Other assets                          (1,953)      (2,514)          (1,619)
                                 ____________  ___________     ____________
Cash flows from investing
  activities                          (4,404)      (5,356)          (3,749)
                                 ____________  ___________     ____________

FINANCING ACTIVITIES

Net change in bank indebtedness        8,832       (4,717)         (17,419)
Repayment of long-term debt           (5,265)     (32,727)          (8,885)
Issue of common shares                             47,376              647
                                 ____________  ___________     ____________

Cash flows from financing
  activities                           3,567        9,932          (25,657)
                                 ____________  ___________     ____________

Net increase (decrease) in
  cash position                         (686)         185             (571)
Effect of currency translation
  adjustments                            686         (185)             571
                                 ____________  ___________     ____________

Cash position, beginning and
  end of year                              -            -                -
                                 ____________  ___________     ____________

NOTE 1.
Basis of Presentation

In the opinion of Management the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Intertape Polymer Group Inc.'s (IPG) financial position as at March 31, 2003 and 2002 and December 31, 2002 as well as its results of operations and its cash flows for the three months ended March 31, 2003 and 2002 and December 31, 2002.

While Management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with IPG's annual consolidated financial statements.

These unaudited interim consolidated financial statements and notes follow the same accounting policies as the most recent annual consolidated financial statements.

NOTE 2.
Earnings per Share

The following table provides a reconciliation between basic and diluted earnings per share:

In thousands of US dollars
(Except per share amounts)

                                     March 31,        December 31,

For the three months ended        2003        2002            2002
__________________________________________________________________
                                     $           $               $
Net earnings (loss) applicable
  to common shares               2,901       2,819         (58,774)

Weighted average number of
common shares outstanding       33,821      30,155          33,821

Effect of dilutive stock
  options and warrants(a)                      351
__________________________________________________________________
Weighted average number of
  diluted common shares
  outstanding
                                33,821      30,506          33,821
Basic earnings (loss) per
  share                           0.09        0.09           (1.74)

Diluted earnings (loss)
  per share                       0.09        0.09           (1.74)
__________________________________________________________________
(a)  Diluted earnings per share is calculated by adjusting outstanding shares, assuming any dilutive effects of stock options and warrants.

NOTE 3.

Accounting for Compensation Programs

As at March 31, 2003 the Company had a stock-based compensation plan, which is described in the 2002 Annual Report. The Company does not record any compensation expense with respect to this plan.

Had compensation cost for the Company's stock-based compensation plan been determined using the fair value based method for awards at the grant date under the plan, the Company's net earnings (loss) and earnings (loss) per share (both basic and diluted) for the three months ended March 31, 2003, March 31, 2002 and December 31, 2002 would have been reduced (increased) to the pro forma amounts of $2.7 million, $2.8 million, ($59.0) million, $0.08, $0.09 and ($1.74) respectively.

NOTE 4.

Differences in Accounting Between The United States of America and Canada

Re-pricing of Stock Options

The re-pricing of stock options that occurred in 2001 has resulted, under US GAAP, in variable plan accounting for the re-priced options. Under US GAAP, the Company would not have recorded a non-cash charge for the three months ended March 31, 2003 and December 31, 2002, but would have recorded a non-cash charge of $1.8 million for the three months ended March 31, 2002. The charge would have no income tax consequences for the Company and would reflect the changes in the market price of the common shares.

Accordingly, the Company's net earnings (loss), basic earnings (loss) per share and diluted earnings (loss) per share would have been unchanged for the three months ended March 31, 2003 and December 31, 2002 and reduced by $1.8 million, $0.06 and $0.06 respectively for the three months ended March 31, 2002.

NOTE 5.

Capital Stock

In March 2002, the Company issued 5,100,000 common shares for cash consideration of CAN $75,700,000 (US $47,441,000).

Average number of common shares outstanding

                                 March 31,            December 31,
Three months ended            2003            2002            2002
__________________________________________________________________
CDN GAAP - Basic        33,821,074      30,155,360      33,821,074
CDN GAAP - Diluted      33,821,497      30,505,692      33,821,074
U.S. GAAP - Basic       33,821,074      30,155,360      33,821,074
U.S. GAAP - Diluted     33,821,497      30,505,692      33,821,074


Safe Harbor Statement

Certain statements and information set forth in this Quarterly Report, including statements regarding the business and anticipated financial performance of the Company, constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Some of the factors that could cause such differences include, but are not limited to, inflation and general economic conditions, changes in the level of demand for the Company's products, competitive pricing pressures, and general market trends. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. These and other factors should be considered carefully and undue reliance should not be placed on forward-looking statements. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.

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Please fax a copy of this page to:              110E Montee de Liesse
The Secretary                                   Montreal Quebec
Intertape Polymer Group Inc.                    Canada, H4T 1N4
Fax:  941-727-3798                              Investor Relations
                                                Toll Free: 866-202-4713
                                                www.intertapepolymerl.com
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